SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005.

Commission File Number 00110691

Diageo plc

(Translation of registrant’s name into English)

8 Henrietta Place, London W1G 0NB, England

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-110804) OF DIAGEO PLC, DIAGEO INVESTMENT CORPORATION, DIAGEO CAPITAL PLC AND DIAGEO FINANCE B.V. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Diageo plc

3 May 2005	By:	/s/ Susanne Bunn
		Name:	Susanne Bunn
		Title:	Company Secretary

     The registrant hereby files the following exhibits to its Registration Statement on Form F-3 (File No. 333-110804), which was filed on November 26, 2003:

Exhibit Number	Description

5.5	Opinion of De Brauw Blackstone Westbroek, Dutch legal advisors to Diageo Finance B.V., as to the validity of the Guaranteed Debt Securities of Diageo Finance B.V. as to certain matters of Dutch law.

8.4	Opinion of De Brauw Blackstone Westbroek, Dutch legal advisors to Diageo Finance B.V., as to certain matters of Dutch taxation (included in Exhibit 5.5 above).

23.6	Consent of De Brauw Blackstone Westbroek, Dutch legal advisors to Diageo Finance B.V. (included in Exhibit 5.5 above).